Via Facsimile and U.S. Mail
Mail Stop 6010

July 17, 2006

Mr. Douglas Stukel
President and Chief Executive Officer
Health Partnership, Inc.
3111 N Seminary, Suite 1N
Chicago, IL 60657

Re: Health Partnership, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Filed May 10, 2005
File No. 000-28711

Dear Mr. Stukel:

We have completed our review of your Form 10-KSB and have no further
comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief